2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM	MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,
SACRAMENTO, SAN DIEGO,

DENVER, NORTHERN VIRGINIA,
WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,
BEIJING, SHANGHAI, HONG KONG,
SINGAPORE

February 11, 2015

BY EDGAR AND COURIER

Ms. Sonia Gupta Barros

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Jernigan Capital, Inc.
Confidential Draft Registration Statement on Form S-11
Submitted October 15, 2014
File No. 377-00820, CIK No. 0001622353

Dear Ms. Barros:

This letter is submitted on behalf of Jernigan Capital, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 9, 2014 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-11 No. 2, which was submitted confidentially by the Company to the Commission on November 19, 2014 (the “Draft Registration Statement”). The Company is concurrently submitting Confidential Draft Registration Statement on Form S-11 No. 3 (the “Amended Submission”), which includes changes to the Draft Registration Statement in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Amended Submission, which reflects all changes to the Draft Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses below refer to the Amended Submission. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amended Submission.

Ms. Sonia Gupta Barros

February 11, 2015

General

1.	We note your response to comment 1 in our letter dated November 12, 2014. Please provide a supplemental analysis on whether the term sheets are binding on and enforceable on the parties thereto. In particular, please identify whether you or the borrower may terminate these agreements without legal consequence. Please include a statement as to whether or not you have conferred with your counsel with respect to the enforceability of these agreements.

Response to Comment No. 1

In response to the Staff’s comment, the Company respectfully notes that lenders in the commercial real estate market typically require borrowers to execute a term sheet that contains the principal terms of a loan the lender will provide, subject to certain terms and conditions, including completion of the lender’s due diligence. These term sheets typically reflect the key terms of the lending arrangement that the lender and borrower will confirm at the closing of the transaction. Although these term sheets do not legally bind a lender to fulfill a loan or legally bind the borrower to accept a loan, the lender expends substantial resources in reliance on the term sheet to perform due diligence and prepare for the closing (e.g., for legal fees and appraisals, among other expenses). Borrowers also are required to provide a substantial deposit prior to closing. Term sheets serve as evidence of the parties’ intention until final documentation is executed at the time of closing of the loan. Within the commercial real estate industry generally, and the self-storage industry in particular, the Company believes that business is typically done in this manner and the expectation is that the loans under term sheets will close. Accordingly, and consistent with the arguments set forth in the Company’s response, dated November 19, 2014, to Comment No. 1 in the Staff’s letter, dated November 12, 2014, the Company believes that those term sheets provide sufficient support for the Company’s assertion that the Guide 5 disclosure is not appropriate or necessary for this offering because the Company has sufficiently identified and described the specific uses of the net proceeds from this offering in the “Use of Proceeds” section of the Amended Submission.

Notwithstanding the foregoing, the Company believes it has provided disclosures in the Amended Submission consistent with the application of Guide 5 to mortgage REITs, as follows.

Item 1. Cover Page. The Company believes that it has provided the relevant information called for by this item. See the cover page of the prospectus.

Item 2. Sustainability Standards. The Company believes that its disclosure as to the risks and uncertainties associated with an investment in the offering fully disclose all material risks associated with the Company’s business and an investment in the Company, and, therefore, that the Amended Submission need not include statements related to suitability standards.

Item 3. Summary of the Partnership and Use of Proceeds. The Company believes that is has provided the relevant information called for by this item. See “Prospectus Summary” beginning on page 1 and “Use of Proceeds” beginning on page 49.

Ms. Sonia Gupta Barros

February 11, 2015

Item 4. Compensation and Fees to the General Partner and Affiliates. The Company believes it has provided the relevant information called for by this item. See “Prospectus Summary—Our Structure” on page 8; “Prospectus Summary—Our Management Agreement” beginning on page 8; “Business—Our Structure” on page 75; “Business—Our Operations” on page 77; “Our Manager and Management Agreement” beginning on page 86; “Director Compensation” on page 98; “Executive Compensation” on page 98; “2015 Equity Incentive Plan” beginning on page 99; and “Certain Relationships and Related Transactions—Related Party Transaction Policies” beginning on page 108.

Item 5. Conflicts of Interest. The Company believes it has provided the relevant information called for by this item. See “Prospectus Summary—Risk Factors” beginning on page 13; “Risk Factors—Risks Related to Our Relationship With Our Manager and its Affiliates” beginning on page 20; and “Certain Relationships and Related Transactions—Related Party Transaction Policies” beginning on page 108.

Item 6. Fiduciary Responsibility of the General Partner. The Company believes it has provided the relevant information called for by this item. See “Our Manager and Management Agreement” beginning on page 86; “Certain Relationships and Related Transactions—Related Party Transaction Policies—Conflicts of Interest Policies” beginning on page 109; Certain Relationships and Related Transactions—Related Party Transaction Policies—Interested Director, Officer and Employee Transactions” on page 110; and “Material Provisions of Maryland Law and of Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability” beginning on page 120.

Item 7. Risk Factors. The Company believes that it has provided the relevant information called for by this item. See “Prospectus Summary—Risk Factors” beginning on page 13 and “Risk Factors” beginning on page 20.

Item 8. Prior Performance of the General Partner and Affiliates. The Company notes that Guide 5, by its terms, contemplates that there may be certain items contemplated by Guide 5 that “are not relevant or are otherwise inappropriate.” The Company believes that certain of the disclosures required by Item 8 of Guide 5 and the prior performance tables required pursuant thereto (the “Prior Performance Tables”) are either not relevant or are otherwise inappropriate, as discussed further below. The Company believes that the disclosure contained in “Our Manager and Management Agreement—Our Manager” on page 86 and “Our Manager and Management Agreement—Executive Officers of Our Manager” on page 86 has been prepared in a manner that complies with the spirit and intent of Item 8 of Guide 5, while avoiding disclosure that would be not relevant or otherwise inappropriate, such as disclosure that likely would be confusing or potentially misleading to investors.

For example, Item 8 requires disclosure of performance information with respect to prior programs of the sponsor. Although not defined in Guide 5, in the Commission’s releases that accompanied the adoption of and revisions to Guide 5, the Commission discussed what it meant by the term “program” as used in Guide 5. In release No. 34-18161, for example, the

Ms. Sonia Gupta Barros

February 11, 2015

Commission makes clear that a “program” is a three-phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering”; (ii) a second “operational phase of the program [which] commences with the acquisition of properties”; and (iii) a third phase in which “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.”

Based on the foregoing, the Company believes that other than in connection with this offering, neither Dean Jernigan nor Gregory W. Ward, who together comprise the Company’s management team, has been a sponsor of any such program in the last ten years. As described in the Amended Submission, Mr. Jernigan served as chief executive officer of Storage USA and CubeSmart, both New York Stock Exchange listed self-storage REITs that are not “programs” for purposes of Guide 5. Likewise, Mr. Ward’s real estate lending experience is a result of his prior employment with Wells Fargo Bank and KeyBank, which are not programs for purposes of Guide 5. Therefore, no prior performance information of the type required by Guide 5 exists. Accordingly, the Company has not provided the prior performance discussion and tables referenced under this item.

However, the Company has included historical performance data for CubeSmart and Storage USA for the time Mr. Jernigan was the chief executive officer of those companies. The Company provided such disclosure because it believes that such information may be useful to investors in assessing the capabilities of the Company and its manager to provide efficient and accessible lending solutions for the self-storage industry. As such, the Company believes that it complies with the spirit and intent of Guide 5 by providing information that is both responsive to the requirements and helpful to investors, without being confusing or misleading to investors, or including any irrelevant or otherwise inappropriate information.

The Company believes that none of the information required by Prior Performance Tables V and VI is applicable because such tables relate to sales or disposals of real property and the acquisition of real property, respectively, and the Company’s management team has not purchased or sold any real properties.

Item 9. Management. The Company believes that is has provided the relevant information called for by this item. See “Management” beginning on page 96.

Item 10. Investment Objectives and Policies. The Company believes that it has provided the relevant information called for by this item. See “Prospectus Summary—Our Investment Strategy” beginning on page 1; “Prospectus Summary—Target Investments” beginning on page 2; “Prospectus Summary—Our Business Strengths and Competitive Advantages” beginning on page 6; “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Policies With Respect to Other Activities” on page 58; “Our Investment Strategy” on page 67; “Target Investments” beginning on page 68; and “Our Business Strengths and Competitive Advantages” beginning on page 75.

Ms. Sonia Gupta Barros

February 11, 2015

Item 11. Description of Real Estate Investments. The Company believes that it has provided the relevant information called for by this item. See “Risk Factors” beginning on page 20 and “Use of Proceeds” on page 49.

Item 12. Federal Taxes. The Company believes that it has provided the relevant information called for by this item. See “Material U.S. Federal Income Tax Considerations” beginning on page 122.

Item 13. Glossary. The Company believes that terms that are technical in nature or are susceptible to varying methods of computation have been clearly defined in the disclosure in which such terms are used and that a glossary of terms is not necessary.

Item 14. Summary of Partnership Agreement. The Company believes that it has provided the relevant information called for by this item. See “Prospectus Summary— Business—Our Structure” on page 8 and “Business—Our Structure” beginning on page 77.

Item 15. Reports to Limited Partners. The Company believes that it has provided the relevant information called for by this item. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Policies With Respect to Other Activities” on page 58; and “Where You Can Find More Information” on page 148.

Item 16. The Offering-Description of the Units. The Company believes that it has provided the relevant information called for by this item. See “Prospectus Summary—Restrictions on Ownership and Transfer of Our Common Stock” on page 16; “Business—Our Structure” beginning on page 77; “Description of Capital Stock” beginning on page 111; and “Material Provisions of Maryland Law and of Our Charter and Bylaws—Restrictions on Ownership and Transfer” on page 121.

Item 17. Redemption, Repurchase and Rights of Presentment Agreements. The Company believes that it has provided the relevant information called for by this item. See “Description of Capital Stock” beginning on page 111.

Item 18. Plan of Distribution. The Company believes that it has provided the relevant information called for by this item. See “Underwriting” beginning on page 144.

Item 19. Summary of Promotional and Sales Material. Sales will be made pursuant to a preliminary prospectus contained in the registration statement and a final prospectus. The Company does not otherwise intend to use any “sales material” within the meaning of this item.

Item 20. Undertakings. The Company believes that it has provided the relevant information called for by this item. See “Undertakings” on page II-3.

Ms. Sonia Gupta Barros

February 11, 2015

2.	We note your response to comment 2 of our comment later dated November 12, 2014. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Response to Comment No. 2

The Company notes the Staff’s comment and will contact the Division of Investment Management staff member referenced in the Comment Letter regarding their review.

3.	We note your response to our prior comment 6 in our letter dated November 12, 2014 and reissue that comment. Your disclosure throughout the prospectus continues to attribute disclosures to FW Dodge. Please provide a consent from FW Dodge or remove the disclosures attributed to FW Dodge. Please refer to Securities Act Section Compliance and Disclosure Interpretation 141.02.

Response to Comment No. 3

The Company respectfully submits that FW Dodge Corporation (“FW Dodge”) is not an “expert” within the meaning of Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”). Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that statistical data providers, such as FW Dodge, are not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such providers as experts or the statements are purported to be made on the authority of such providers as “experts.” Indeed, the Company does not believe that mere providers of such historical statistical data are within a “profession [that] gives authority to a statement made by [such providers].”

In addition, the Company notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with or incorporated into a registration statement. In this instance, the data was not prepared for the Company in connection with the Draft Registration Statement. Rather, FW Dodge compiled historical market statistics of the self-storage industry in the ordinary course of its business, which was then made available for purchase by the Company.

Accordingly, absent a specific statement asserting that FW Dodge is an “expert” or that the data obtained from FW Dodge is purported to be made on the authority of FW Dodge as an “expert,” the Company believes that FW Dodge should not be considered an “expert” within the meaning of the federal securities laws. In support of the Company’s position that FW Dodge is not an “expert”, the Company respectfully directs the Staff to the disclosure on page 62 of the Amended Submission, as well as to the added disclosure on page i of the Amended Submission

Ms. Sonia Gupta Barros

February 11, 2015

that states that none of the information obtained from FW Dodge has been expertized and is, therefore, solely the Company’s responsibility. The Company further notes that FW Dodge does not consider itself to be an “expert” within the meaning of the federal securities laws.

With respect to the historical market statistics obtained from FW Dodge that the Company has included in the prospectus, the Company has not obtained, and cannot obtain, a consent to name FW Dodge as an “expert” in accordance with Rule 436. The Company understands that, if a third party does not provide a consent in accordance with Rule 436, such disclosure would not be deemed “expertized” and the liability framework of Section 11 of the Securities Act would not operate to shift the burden of reasonable investigation away from the Section 11 persons to such third party. Accordingly, the Company and the other Section 11 persons understand that they will be subject to Section 11 liability with respect to the historical market statistics included in summary box pages and the section entitled “Market Opportunity” and that FW Dodge will not assume any potential liability for such statistics. In recognition of the foregoing, the Company previously included disclosure on page 63 of the Draft Registration Statement to clearly indicate that the information obtained from FW Dodge has not been expertized and that the Company has sole responsibility for such information. Further, in response to the Staff’s comment, the Company has added similar disclosure to the introductory language included on page i of the Amended Submission.

As a result of the foregoing, the Company respectfully submits that FW Dodge should not be considered an expert for purposes of Rule 436 and thus a consent is not required to be filed as an exhibit to the Draft Registration Statement.

Prospectus Summary

Distribution Policy, page 49

4.	We have reviewed your response to our prior comment 15. We continue to believe that the uncertain nature of your business and your lack of operating assets preclude you from being able to reasonably predict an expected dividend. Please revise your filing to remove your distribution table and expected dividend disclosure.

Response to Comment No. 4

In response to the Staff’s comment, the Company has removed the “Distribution Policy” section from the Amended Submission.

*        *        *         *

Ms. Sonia Gupta Barros

February 11, 2015

The Company respectfully believes that the proposed modifications to the Draft Registration Statement made in the Amended Submission, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 778-1655.

Sincerely,

/s/ John A. Good
John A. Good

cc:	Dean Jernigan
Jernigan Capital, Inc.
Joseph Herz
Greenberg Traurig LLP
Scott Lesmes
Morrison & Foerster LLP